UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of Feb, 2023

Commission File Number: 001-41106

Incannex Healthcare Limited

(Exact name of Registrant as specified in its charter)

not applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Joel Latham

Chief Executive Officer and Managing Director

Level 39, Rialto South Tower
525 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 27, 2023, Incannex Healthcare Limited filed with the Australian Securities Exchange an announcement captioned “Appendix 4D and Half Year Accounts”, a copy of which announcement is attached to this Form 6-K as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Incannex Healthcare Limited

Date: February 27, 2023	By:	/s/ Joel Latham
	Name:	Joel Latham
	Title:	Chief Executive Officer and Managing Director

INDEX TO EXHIBITS

Exhibit No.

99.1	ASX Announcement, dated February 27, 2023 – Appendix 4D and Half Year Accounts
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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